EXHIBIT 99.1

North American Construction Group Ltd. Reports Employee Fatality

FORT MCMURRAY, Alberta, Jan. 06, 2022 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. (“NACG” or “the Company”) regretfully reports that there has been a fatality at the Millennium mine in Fort McMurray, Alberta.

Emergency response personnel responded to the incident at approximately 6:30 a.m. this morning when an employee was fatally injured in an incident involving two haul trucks.

NACG is working diligently with our client and the appropriate authorities and will complete a full and thorough investigation into the cause of the incident.

“I and our entire NACG family are deeply shocked and saddened by this unexpected and tragic loss of our co-worker and friend,” said Joe Lambert, President and CEO. “No words will ease the pain of loss for the family and friends of our cherished co-worker but we will do everything we can to support them during this difficult time.”

The name of the individual will not be publicly released. Grief counseling is being made available to employees along with 24/7 Employee and Family Assistance Programs available.

About the Company
North American Construction Group Ltd. (www.nacg.ca) is one of Canada’s largest providers of heavy construction and mining services. For more than 65 years, NACG has provided services to the mining, resource, and infrastructure construction markets.

For further information, please contact:
Darren Krill
Manager, Public Affairs & Communications
North American Construction Group Ltd.
Phone: (780) 948-2009
Email: dkrill@nacg.ca